UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)

Madison Strategic Sector Premium Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

558268108
(CUSIP Number)

Daniel Lippincott, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 558268108

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,370,529
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 1,370,529
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,370,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 558268108

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 16,450
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 16,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 558268108

1	NAME OF REPORTING PERSON Karpus Investment Management Profit Sharing Plan Fund C - Growth Common Stock Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 13,300
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 13,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 558268108

1	NAME OF REPORTING PERSON Arthur Charles Regan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 558268108

1	NAME OF REPORTING PERSON Daniel C. Robeson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 558268108

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a) This statement is filed by:

    (i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus");

    (ii) George W. Karpus, the President and CEO of Karpus. Mr. Karpus owns Shares individually and may be deemed the beneficial owner of Shares held by The Karpus Family Foundation, Inc. and Karpus Investment Management Profit Sharing Plan Fund C- Growth Common Stock Fund (collectively, the "Karpus Entities");

    (iii) Karpus Investment Management Profit Sharing Plan Fund C - Growth Common Stock Fund ("Karpus Fund");

    (iv) Arthur Charles Regan, as a nominee to the Board of Trustees of the Issuer (the "Board"); and

    (v) Daniel C. Robeson, as a nominee to the Board.

  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

  Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of Karpus, Karpus Fund and Mr. Karpus is 183 Sully's Trail, Pittsford, New York 14534. The address of Mr. Regan is 505 Eighth Avenue, Suite 800, New York, New York 10018. The address of Dr. Robeson is c/o Karpus Management, Inc., 183 Sully's Trail, Pittsford, New York 14534.

(c) The principal business of Karpus is serving as a registered investment adviser who provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal occupation of Karpus Fund is investing in securities. The principal occupation of Mr. Karpus is serving as the President and CEO of Karpus. The princial occupation of Mr. Regan is serving as President & CEO of Regan & Associates, Inc. The principal occupation of Dr. Robeson is serving as a Senior Vice-President of Research and Strategy at Bender Lane Advisory, LLC.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Karpus and Karpus Funds are organized under the laws of the State of New York. Messrs. Karpus and Regan and Dr. Robeson are citizens of the United States of America.

CUSIP NO. 558268108

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Karpus, an independent registered investment advisor, has accumulated 1,370,529 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 23.6% of the outstanding Shares. All funds that have been utilized in making such purchases are from such Accounts.

The aggregate purchase price of the 1,370,529 Shares beneficially owned by Karpus Investment Management is approximately $15,509,115, excluding brokerage commissions.

The aggregate purchase price of the 13,300 Shares held by Karpus Fund is approximately $133,408, excluding brokerage commissions.

The aggregate purchase price of the 3,150 Shares held by Mr. Karpus and the Karpus Entities (excluding the Shares held by Karpus Fund) is approximately $37,154.25, excluding brokerage commissions.

CUSIP NO. 558268108

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Karpus, an indepependent registered investment advisor, with a specialty focus in closed-end funds, believes that the profile of the Issuer fit the investment guidelines for various Accouts. Shares have been acquired since July 10, 2015.

On February 8, 2017, Karpus sent a letter containing a stockholder proposal to terminate the Investment Advisory Agreement between the Fund and Madison Asset Management, LLC.

On April 28, 2017, Karpus sent a letter containing a stockholder proposal to the Issuer requesting that the Board consider authorizing a self-tender for all outstanding Shares of the Issuer at or close to net asset value. A copy of the letter is attached as Exhibit 99.1.

Additionally, on April 28, 2017, Karpus Fund delivered a letter to the Issuer nominating a slate of two (2) highly qualified trustee candidates, whom include Arthur Charles Regan and Dr. Daniel C. Robeson, (collectively, the "Nominees"), for election to the Board at the Issuer's 2017 Annual Meeting. The Reporting Persons have informed the Board that they are willing to enter into discussions in furtherance of reaching a mutually agreeable resolution. The Reporting Persons intend to closely monitor the situation at the Issuer.

Karpus Fund's highly-qualified nominees are:

Arthur Charles Regan has been the President & CEO of Regan & Associates, Inc. a New York, NY based proxy solicitation/stockholder services firm founded by him since 1991 and has had numerous articles published on stockholder related matters. From 1991 to 1998, Mr. Regan was the President of David Francis & Co., Inc., a proxy solicitation firm. From 1984 to 1988, Mr. Regan served as Vice President at Morrow & Co, Inc., a proxy solicitation firms. From 1997 to 2000 he served as an outside director and Corporate Secretary for US Wats, Inc., a Bala-Cynwyd, PA based publicly held telecommunications firm until that firm was merged out of existence. Mr. Regan received a BS from NYU.

Dr. Daniel C. Robeson is a Senior Vice-President of Research and Strategy at Bender Lane Advisory, LLC in Albany, New York. Dr. Robeson joined Bender Lane Advisory in 2016 after being employed by Keuka College for two years and was Chair, Division of Business & Management at the time of his departure. Prior to that role, Dr. Robeson was employed as the Founding Dean of The School of Management at The Sage Colleges for five years. His previous experience includes System Concepts Center Consultant at Eastman Kodak, Financial Advisor at Landmark Bank, and Account Executive at Dean Witter Reynolds. Dr. Robeson earned a Bachelor of Arts in Economics from the University of Missouri, a Master of Business Administration from Rensselaer Polytechnic Institute, and a Doctor of Philosophy in Management from Rensselaer Polytechnic Institute.

CUSIP NO. 558268108

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 5,798,291 Shares outstanding, which is the total number of Shares outstanding as of December 31, 2016 as reported in the Issuer’s Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on March 1, 2017.

A ..	Karpus Investment Management

(a)	As of April 28, 2017, Karpus Investment Management beneficially owned 1,370,529 Shares held in the Accounts.

Percentage: 23.6%

(b)	1. Sole power to vote or direct vote: 1,370,529
2. Shared power to vote or direct vote: -
3. Sole power to dispose or direct the disposition: 1,370,529
4. Shared power to dispose or direct the disposition: -

(c)	The transactions in the Shares by Karpus since the last 13D filing are set forth in Schedule B and are incorporated herein by reference.

B ..	George W. Karpus

(a)	As of April 28, 2017, George W. Karpus may be deemed to beneficially own the 16,450 Shares held in the Karpus Entities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: -
2. Shared power to vote or direct vote: 16,450
3. Sole power to dispose or direct the disposition: -
4. Shared power to dispose or direct the disposition: 16,450

(c)	Mr. Karpus did not have any transactions in the Shares since the last 13D filing.

C ..	Karpus Fund

(a)	As of April 28, 2017, Karpus Fund beneficially owned 13,300 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: -
2. Shared power to vote or direct vote: 13,300
3. Sole power to dispose or direct the disposition: -
4. Shared power to dispose or direct the disposition: 13,300

(c)	Karpus Fund did not have any transactions in the Shares since the last 13D filing.

D ..	Mr. Regan

(a)	As of April 28, 2017, Mr. Regan did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Regan has not entered into any transactions in the Shares.

E ..	Dr. Robeson

(a)	As of April 28, 2017, Dr. Robeson did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Dr. Robeson has not entered into any transactions in the Shares.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 558268108

Item 6.	Contracts, Arrangements, Understandings or Relationships With respect to the Issuer.

Item 6 is hereby amended to add the following:

On April 28, 2017, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer and (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 558268108

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Additional Shareholder Proposal outside of Rule 14a-8 sent to the Fund on April 28, 2017

99.2
Joint Filing and Solicitation Agreement by and between Karpus Management, Inc., George W. Karpus, Karpus Investment Management Profit Sharing Plan Fund C - Growth Common Stock Fund, Arthur Charles Regan, and Daniel C. Robeson dated April 28, 2017

CUSIP NO. 558268108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 3, 2017

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott, CFA
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS

KARPUS INVESTMENT MANAGEMENT PROFIT SHARING PLAN FUND C - GROWTH COMMON STOCK FUND

By:	/s/ Kathleen F. Crane
	Name:	Kathleen F. Crane
	Title:	Chief Financial Officer & Chief Compliance Officer of Karpus Investment Management

/s/ Arthur Charles Regan
ARTHUR CHARLES REGAN

/s/ Daniel C. Robeson
DR. DANIEL C. ROBESON

CUSIP NO. 558268108

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	700 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Senior Director of Investments	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	0 Shares

CUSIP NO. 557268108

SCHEDULE B

Transactions in the Shares since the last 13D filing.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	3,100	$12.23	2/23/2017
Purchase of Common Stock	5,689	$12.19	2/24/2017
Purchase of Common Stock	943	$12.16	2/28/2017
Purchase of Common Stock	975	$12.19	3/1/2017
Purchase of Common Stock	2,505	$12.22	3/7/2017
Purchase of Common Stock	4,494	$12.28	3/8/2017
Sale of Common Stock	(1,304)	$12.07	3/17/2017
Sale of Common Stock	(3,740)	$12.00	3/20/2017
Sale of Common Stock	(2,256)	$11.89	3/21/2017
Purchase of Common Stock	3,000	$11.93	3/23/2017
Purchase of Common Stock	7,759	$11.99	4/6/2017
Sale of Common Stock	(1,235)	$11.98	4/19/2017
Sale of Common Stock	(1,145)	$12.05	4/20/2017

EXHIBIT 99.1

Additional Shareholder Proposal Sent to the Fund on April 28, 2017

VIA FEDERAL EXPRESS & ELECTRONIC MAIL      April 28, 2017

Madison Strategic Sector Premium Fund
Attn: Holly S. Baggot, Secretary
550 Science Drive
Madison, Wisconsin 53711

Re: Shareholder Proposal for the Madison Strategic Sector Premium Fund ("MSP" or the "Fund")

Ms. Baggot:
In addition to Karpus Management, Inc.'s ("Karpus") 14a-8 proposal duly submitted to the Madison Strategic Sector Premium Fund ("MSP" or the "Fund") on February 8, 2017, this letter shall serve as notice to MSP, as to Karpus' timely submittal of a shareholder proposal outside of Rule 14a-8 for presentation to MSP shareholders at the Fund's next annual shareholders' meeting anticipated to be held in September 2017, or any postponement or adjournment thereof (the "Meeting").

Karpus' non-binding shareholder proposal (the "Proposal") is as follows:

  BE IT RESOLVED, the shareholders of the Madison Strategic Sector Premium Fund ("MSP" or the "Fund") request that the Trustees promptly consider authorizing a self-tender offer for all outstanding common shares of the Fund at or close to net asset value ("NAV"). If more than 50% of the Fund's outstanding common shares are tendered, the tender offer should be cancelled and the Board should take the steps necessary to liquidate, merge, or convert the Fund to an open-end mutual fund or exchange traded fund.

  Supporting Statement

  At MSP's 2016 annual shareholder meeting, shareholders approved the same proposal that we put forth today. However, because the proposal is "non-binding," MSP's Board chose not to implement it.

  In our opinion, ignoring shareholders is NOT acceptable.

  The Board's press release dated November 15 (which didn't appear to be adequately disseminated until nearly two months after its initial release) cited: (1) recent discount narrowing, and (2) "consideration" that a substantial portion of the shares voting in favor of the proposal were held by a small number of shareholders.

  Addressing the first point, the discount has narrowed. However, we don't think this has anything to do with what the Board has done. Instead, the discount narrowing of the Fund appears to be a reaction of the market that an otherwise unrecognized and inactive Board might actually do something to enhance shareholder value.

  Addressing the second point, the last we checked, a vote is a vote in a corporate democracy. It is irrelevant whether "a substantial portion of shares were held by a small number of shareholders." What is relevant is that the proposal passed by the required amount (even though the Fund would have had the market believe otherwise with their original miscalculation).

  Because of these two facts, we question whether the decision not to implement the proposal was in the best interest of shareholders or the best interests of the Fund's Advisor. Surely, maintaining the status quo is the highest fee generating option for Madison Asset Management, LLC. The same argument, however, cannot be made for MSP shareholders. Does the Board not think that MSP is a strategy that shareholders could get elsewhere or that could be implemented efficiently through another investment vehicle?

  After shareholders asked for liquidity close to full value, how can a fiduciary such as the Board argue that doing so is not in their best interest? To us, the only party "harmed" in such a scenario are those that chose to vote against the 2016 proposal in the first place. In that case, they could have the option to not tender their shares, just as they had the option to vote how they saw fit.

  We do not believe that the Fund's current discount has anything to do with what the Board or the Fund's Advisor has done. If you agree, please vote FOR Karpus' Proposal and tell our Fund's Trustees that you want them to listen and take the actions that were already approved.

  END OF PROPOSAL

Attached as Exhibits 1 and 2 are letters from U. S. Bank N.A. and the "record" holder of the referenced shares, verifying that the referenced shares were continuously and beneficially owned, and had a market value of $2,000 or more, for at least a one year period prior to the date of the submittal of the above Proposal. Karpus intends to hold the shares referenced through the date of the Meeting. Please advise us immediately if this notice is deficient in any way or if any additional information is required so that Karpus may promptly provide it in order to cure any deficiency. Karpus intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the company's voting shares required under applicable law to carry the Proposal.

Sincerely,

/s/

Brett D. Gardner
Senior Corporate Governance Analyst

Exhibit 1
U.S. Bank N.A. Letter

Exhibit 2
Cede & Co. Letter

EXHIBIT 99.2

Joint Filing and Solicitation Agreement

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Madison Strategic Sector Premium Fund, a Delaware corporation (the "Company");

WHEREAS, Karpus Investment Management Profit Sharing Plan Fund C - Growth Common Stock Fund, Karpus Management, Inc., George W. Karpus (collectively, "Karpus"), Arthur Charles Regan and Daniel C. Robeson wish to form a group for the purpose of seeking representation on the Board of Trustees of the Company (the "Board") at the 2017 annual meeting of stockholders of the Company (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the "2017 Annual Meeting") and for the purpose of taking all other action necessary to achieve the foregoing.

NOW, IT IS AGREED, this 28th day of April 2017 by the parties hereto:

1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the undersigned (collectively, the "Group") agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company. Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

2. So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Frome Wolosky LLP ("Olshan") of (i) any of their purchases or sales of securities of the Company; or (ii) any securities of the Company over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

3. Each of the undersigned agrees to form the Group for the purpose of (i) soliciting proxies or written consents for the election of the persons nominated by the Group to the Board at the 2017 Annual Meeting, (ii) taking such other actions as the parties deem advisable, and (iii) taking all other action necessary or advisable to achieve the foregoing.

4. Karpus shall have the right to pre-approve all expenses incurred in connection with the Group's activities and agrees to pay directly all such pre-approved expenses.

5. Each of the undersigned agrees that any SEC filing, press release or stockholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities set forth in Section 3 shall be first approved by Karpus, or its representatives, which approval shall not be unreasonably withheld.

6. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell securities of the Company, as he/it deems appropriate, in his/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

7. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

8. In the event of any dispute arising out of the provisions of this Agreement or their investment in the Company, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

9. Any party hereto may terminate his/its obligations under this Agreement on 24 hours' written notice to all other parties, with a copy by fax to Adam W. Finerman at Olshan, Fax No. (212) 451-2222.

10. Each party acknowledges that Olshan shall act as counsel for both the Group and Karpus and its affiliates relating to their investment in the Company.

11. Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott, CFA
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS

KARPUS INVESTMENT MANAGEMENT PROFIT SHARING PLAN FUND C - GROWTH COMMON STOCK FUND

By:	/s/ Kathleen F. Crane
	Name:	Kathleen F. Crane
	Title:	Chief Financial Officer & Chief Compliance Officer of Karpus Investment Management

/s/ Arthur Charles Regan
ARTHUR CHARLES REGAN

/s/ Daniel C. Robeson
DR. DANIEL C. ROBESON